SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Circular dated October 29, 2015 for Major Transaction in relation to the Disposal of Telecommunications Towers and Related Assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: October 30, 2015

	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Exhibit 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult a licensed securities dealer or other registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in China Unicom (Hong Kong) Limited, you should at once hand this Circular together with the accompanying form of proxy to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

MAJOR TRANSACTION

IN RELATION TO

THE DISPOSAL OF TELECOMMUNICATIONS TOWERS

AND RELATED ASSETS

Financial Adviser

All capitalised terms used in this Circular have the meanings set out in the section headed “Definitions” on pages 1 to 4 of this Circular.

A letter from the Board is set out on pages 5 to 14 of this Circular.

29 October 2015

— i —

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts included in this Circular, are or may be forward-looking statements. Forward-looking statements include, but are not limited to, those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These forward-looking statements reflect the Company’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known or unknown risks and uncertainties.

Accordingly, actual results may differ materially from information contained in such forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, MIIT, or any changes in the regulatory policies of MIIT, SASAC and other relevant government authorities of the PRC; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technologies and applications based on such technologies; and any changes in political, economic, legal and social conditions in the PRC, including the PRC government’s policies with respect to economic growth, consolidations or restructuring of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into the PRC telecommunications market. Shareholders, holders of ADSs and investors should not place undue reliance on such forward-looking statements, and the Company does not undertake any obligation to update publicly or revise any forward-looking statements.

— ii —

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the meanings set out below:

“3G”	third generation mobile communications system, the next generation of mobile network infrastructure that utilises the 2GHz spectrum

“ADSs”	American Depositary Shares which are issued by the Unicom Depositary and traded on the New York Stock Exchange, each representing ownership of 10 Shares

“Appraiser”	(China Enterprise Appraisals), a qualified appraiser in the PRC which is independent of the Company and Tower Company

“Assets”	the CUCL Assets and the New Horizon Assets

“Asset Appraisal Report”	the asset appraisal report on the Assets dated 8 October 2015 prepared by the Appraiser

“associate”	has the meaning given to it in the Listing Rules

“Board”	the board of directors of the Company

“China Mobile”	China Mobile Communications Company Limited and its related subsidiaries

“China Telecom”	China Telecom Corporation Limited , a joint stock limited company incorporated in the PRC whose shares are listed on the main board of the Hong Kong Stock Exchange and the New York Stock Exchange

“connected person”	has the meaning given to it in the Listing Rules

“Company”	China Unicom (Hong Kong) Limited , a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“CRHC”	China Reform Holdings Corporation Limited , a limited company established under the laws of the PRC

“CUCL”	(China United Network Communications Corporation Limited), a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

DEFINITIONS

“CUCL Assets”	certain telecommunications towers, base stations, ancillary facilities, construction-in-progress and the relevant materials, long-term deferred prepaid expenses and accounts payable owned by CUCL as set out in the Asset Appraisal Report

“Directors”	the directors of the Company

“EBITDA”	earnings before interest, tax, depreciation and amortisation

“Group”	the Company and its subsidiaries

“GSM”	global cellular system for mobile communications, a digital mobile cellular telephone system operating in the 900 MHz frequency band based on digital transmission and cellular network architecture with roaming

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	26 October 2015, being the latest date prior to the printing of this Circular for the purpose of ascertaining certain information contained in this Circular

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“MOFCOM”	Ministry of Commence of the PRC

“New Horizon”	(Unicom New Horizon Telecommunications Company Limited), a company incorporated under the laws of the PRC with limited liability, a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company

“New Horizon Assets”	certain telecommunications towers, base stations, ancillary facilities, construction-in-progress and the relevant materials, long-term deferred prepaid expenses and accounts payable owned by New Horizon as set out in the Asset Appraisal Report

“PRC” or “China”	the People’s Republic of China, but for the purpose of this Circular and for geographical reference only, references in this Circular to “China” and the “PRC” do not include Taiwan, the Macau Special Administrative Region and Hong Kong

DEFINITIONS

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“Sellers”	China Telecom, China Mobile, CUCL and New Horizon

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Shares”	ordinary shares in the capital of the Company

“Shareholders”	the shareholders of the Company

“Tower Company”	(China Tower Corporation Limited) (formerly known as (China Communications Facilities Services Corporation Limited)), a joint stock limited company established under PRC laws

“Transaction”	the proposed transfer of the Assets by CUCL and New Horizon to the Tower Company pursuant to the Transfer Agreement

“Transfer Agreement”	the Transfer Agreement dated 14 October 2015 entered into between CUCL, New Horizon, the Tower Company, China Mobile, China Telecom and CRHC in relation to the Transaction

“Unicom ADS Deposit Agreement”	the Deposit Agreement dated 22 June 2000 entered into between the Company, the Unicom Depositary and all holders and beneficial owners of ADSs

“Unicom A Share Company”	(China United Network Communications Limited), a company incorporated under the laws of the PRC and whose shares are listed on the Shanghai Stock Exchange

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Group holds a 17.9% equity interest and Unicom A Share Company holds a 82.1% equity interest as at the date of this Circular, and an immediate controlling shareholder of the Company

“Unicom Depositary”	the Bank of New York Mellon, a national banking association organised under the laws of the United States and acting in its capacity as depositary under the Unicom ADS Deposit Agreement

DEFINITIONS

“Unicom Group”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited (formerly known as China Netcom Group Corporation (BVI) Limited), a company incorporated in the British Virgin Islands in which Unicom Group holds a 100% equity interest, and an immediate controlling shareholder of the Company

“WCDMA”	Wideband Code Division Multiple Access, a 3G wireless standard which operates in the 2100 MHz frequency band for both voice and data

This Circular contains translations between Renminbi and Hong Kong dollar amounts at RMB0.81817 = HK$1, being the exchange rate prevailing on 14 October 2015. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

The English language text of this Circular shall prevail over the Chinese language text in the event of any inconsistency.

LETTER FROM THE BOARD

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Executive Directors:	Registered Office:
Wang Xiaochu (Chairman)	75th Floor, The Center
Lu Yimin	99 Queen’s Road Central
Li Fushen	Hong Kong
Zhang Junan

Non-executive Directors:
Cesareo Alierta Izuel

Independent non-executive Directors:
Cheung Wing Lam Linus
Wong Wai Ming
Chung Shui Ming Timpson
Cai Hongbin
Law Fan Chiu Fun Fanny

29 October 2015

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

IN RELATION TO

THE DISPOSAL OF TELECOMMUNICATIONS TOWERS

AND RELATED ASSETS

1.	INTRODUCTION

The Board refers to the announcement of the Company dated 14 October 2015 relating to the Transaction.

The Transaction will constitute a major transaction for the Company and is subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14 of the Listing Rules.

LETTER FROM THE BOARD

2.	THE TRANSACTION

(a)	The Transfer Agreement

On 14 October 2015, CUCL (a wholly-owned subsidiary of the Company) and New Horizon (a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into the Transfer Agreement with, among others, Tower Company, to sell certain telecommunications towers and related assets to the Tower Company.

The other parties to the Transfer Agreement are (i) China Mobile; (ii) China Telecom; and (iii) CRHC.

Under the Transfer Agreement, (i) China Mobile will also sell certain telecommunications towers and related assets to the Tower Company for cash and shares in the Tower Company on the same terms as CUCL and New Horizon, (ii) China Telecom will sell certain telecommunications towers and related assets and pay cash (which represents an amount equal to the difference between the consideration for its assets and the subscription price) in return of shares in the Tower Company, and (iii) CRHC will subscribe for shares in the Tower Company in cash. The Tower Company will allot and issue shares to CUCL, China Mobile, China Telecom and CRHC on the same terms.

(b)	Key Terms of the Transaction

Assets to be transferred to the Tower Company

Pursuant to the Transfer Agreement, the CUCL Assets and the New Horizon Assets (the “Assets”) to be transferred to the Tower Company comprise:

(1)	two batches of telecommunications towers, base stations, ancillary facilities, construction-in-progress and the relevant materials, long-term deferred prepaid expenses and accounts payable, which have been appraised as at 31 October 2014 and 31 March 2015, respectively, and as set out in detail in the Asset Appraisal Report; and

(2)	any assets which fall under the scope of the CUCL Assets and the New Horizon Assets and which are owned by CUCL and New Horizon between 1 April 2015 and the Completion Date (both dates inclusive) (the “Newly Included Assets”).

The Assets have been used by the Group solely for the purposes of supporting the Group’s business of providing telecommunications services. The Assets have not been operated as a separate business by the Group and are non-revenue generating in nature on a standalone basis.

LETTER FROM THE BOARD

The appraised value and the book value of the CUCL Assets and the New Horizon Assets are set out below:

	Appraised Value(1)	Book Value(2)	Appreciation Rate

CUCL Assets	RMB63.09 billion (approximately HK$77.11 billion)	RMB53.46 billion (approximately HK$65.34 billion)	18.0%

New Horizon Assets	RMB92.58 million (approximately HK$113.15 million)	RMB39.17 million (approximately HK$47.88 million)	136.4%

Notes:

(1)	The aggregate of the appraised value of the first batch of the Assets as at 31 October 2014 and the appraised value of the second batch of the Assets as at 31 March 2015 as set out in the Asset Appraisal Report.
(2)	The aggregate of the book value of the first batch of the Assets as at 31 October 2014 and the book value of the second batch of the Assets as at 31 March 2015 as set out in the unaudited management accounts of each of CUCL and New Horizon.

The replacement cost method was adopted to arrive at the aggregate appraised value of the Assets the appraised value of the first batch of the Assets as at 31 October 2014 and the appraised value of the second batch of the Assets as at 31 March 2015) as concluded in the Asset Appraisal Report. The appraised value of the Assets ascertained after the filing(s) as required by the PRC laws and regulations will be final for the purpose of determining the total consideration payable by the Tower Company.

Please refer to “Appendix I — Extract of the Asset Appraisal Report” for further details of the appraised value of the Assets.

Consideration

The consideration payable by the Tower Company for the Assets (the “Transaction Consideration”) will be an amount determined as follows:

Consideration =	(1)	Appraised value of the Assets

Less	(2)	Amortisation and depreciation of the Assets for the period commencing from the relevant reference date and the Completion Date based on the appraised value and the usable period of the Assets

Less	(3)	the value of the excluded Assets

Add	(4)	the value of the Newly Included Assets

LETTER FROM THE BOARD

Amortisation and depreciation will calculated based on the remaining usable life and appraised value in the Asset Appraisal Report. The “value of the excluded Assets” refers to, with respect to the Assets, the appraised value of the assets which are inventory losses, obsolete or excluded as agreed between the parties, recovered receivables and fixed time construction-in-progress. The “value of Newly Included Assets” refers to, with respect to the Assets, the book value of the Newly Included Assets and the appraised value of the settled liabilities. The book value of the Assets will be the book value as at the Completion Date. Any unascertained book value of the asset inventory surplus will be determined by reference to the book value of similar assets.

The Transaction Consideration was determined after arm’s length negotiations between CUCL, New Horizon and the Tower Company with reference to the appraised value of the Assets.

The final amount of the Transaction Consideration will be determined on the date of the closing confirmation letter (which shall be within 30 days following the Completion Date (or such other date as agreed by the Sellers and Tower Company) (the “Consideration Confirmation Date”). The Company will make an announcement as soon as practicable following the Transaction Consideration being finalised on the Consideration Confirmation Date.

For illustration purposes and for reference only, the Transaction Consideration is expected to be approximately RMB63.18 billion (equivalent to approximately HK$77.22 billion), which has been determined with reference to the appraised value of the Assets.

Based on the estimated amount of the Transaction Consideration, the Tower Company will allot and issue no more than 37,743,050,000 shares to CUCL at an issue price of RMB1 per share (the “Consideration Shares”) and the balance of the Transaction Consideration will be settled in cash (the “Cash Consideration”).

The Consideration Shares will be allotted and issued to CUCL within 30 days following the Consideration Confirmation Date. The first tranche of the Cash Consideration of RMB3.0 billion payable by the Tower Company will be settled within 30 days from the date on which CRHC pays the consideration to the Tower Company for the share subscription (i.e. within 60 days following the Consideration Confirmation Date). The balance of the Cash Consideration will be settled by 31 December 2017.

The interest on the outstanding Cash Consideration will be accrued from the day following the Completion Date, at 90% of the one-year lending rate set by the People’s Bank of China determined on the Completion Date. The interest shall be payable by the Tower Company on 30 June and 31 December each year following Completion. The Tower Company will have the discretion to prepay the outstanding Cash Consideration prior to the aforementioned deadline.

LETTER FROM THE BOARD

Conditions to Completion of the Transaction

Completion of the Transaction is conditional upon the following conditions being satisfied (or, if applicable, waived):

(1)	the representations and warranties given by each of the Sellers in the Transfer Agreement remaining true, accurate, complete and not misleading, false or contain any omission in any material respect;

(2)	each of the Sellers having approved the Transaction in accordance with its internal organisation documents and related documents and the Company and Unicom A Share Company having both obtained shareholders’ approvals for the Transaction;

(3)	CRHC having approved the Transaction in accordance with its internal organisation documents and related documents;

(4)	the Tower Company having approved the Transaction in accordance with its internal organisation documents and related documents; and

(5)	all filings, approvals, authorisations and consents in connection with the Transaction having been obtained from the relevant governmental and regulatory authorities in the PRC, including, but not limited to, the approval from MOFCOM and the Assets Appraisal Report having been filed in accordance with the PRC laws and regulations.

The conditions set out in paragraphs (1) and (2) above are conditions to be satisfied by each of the Sellers. The condition set out in paragraph (3) is a condition to be satisfied by CRHC. The condition set out in paragraph (4) is a condition to be satisfied by the Tower Company. The condition set out in paragraph (5) shall be satisfied jointly by the parties.

The parties shall procure the satisfaction of the above conditions as soon as practicable before 31 October 2015 (or such later date as the parties may agree) (the “Completion Date”).

(c)	Other Key Terms of the Transaction

Pre-Completion Undertakings

Each of CUCL and New Horizon has undertaken to the Tower Company to operate, manage, repair and maintain the Assets pursuant to its usual practice, provide assistance to the Tower Company for the purpose of delivery of the Assets, notify the Tower Company of any changes in the Assets and not to dispose of the Assets without the prior written consent of the Tower Company prior to the Completion Date and the delivery of the Assets.

Delivery and Post-Completion Arrangement

The Sellers and the Tower Company will complete the delivery of the Assets within 30 days following the Completion Date (or such other date as agreed by each party). Each party will implement the relevant transitional arrangements pursuant to the Transfer Agreement during the period commencing from the Completion Date to the date when the construction and modification of the dynamic environment monitoring system has been completed (which is expected to be on 30 June 2016) (the “Transitional Period”), and establish a joint working committee to ensure the smooth transition of the operation of the Assets.

LETTER FROM THE BOARD

CUCL intends to lease the Assets from the Tower Company following Completion. CUCL and the Tower Company are in the process of finalising the terms of such lease, in particular, the service charges payable by CUCL. To ensure there are no interruptions in the operations of the Group, the Tower Company has undertaken to allow the Group to use the Assets following Completion notwithstanding that the terms of the lease have not been finalised. CUCL will pay any service charges for the lease of the Assets accrued from the Completion Date after CUCL and the Tower Company have finalised the pricing of the service charges. The Company will comply with the applicable Listing Rules and will make an announcement upon the lease being entered into between CUCL and the Tower Company if required by the Listing Rules.

The Sellers have undertaken to the Tower Company that they, together with their subsidiaries, shall in principle cease to construct infrastructure facilities including telecommunications towers, indoor distribution systems for main public transportation venues including subway, railway, highway, airport and transport terminal as well as large venues and key buildings including commercial and residential buildings used by multiple owners and government buildings from 1 January 2015.

(d)	Financial Effects of the Transaction

The Company is expected to realise an estimated gain (before tax and before the depreciation and amortisation of the Assets for the period commencing from the relevant reference date and the Completion Date) arising from the Transaction of approximately RMB9.682 billion (equivalent to approximately HK$11.834 billion, which is calculated based on the surplus of the appraised value of the Assets over its net book value at the relevant reference date. As the Company expects to own 28.1% of the share capital of the Tower Company after Completion, only 71.9% of the aforesaid gain will be recognised upon Completion and the remaining 28.1% of the aforesaid gain will need to be deferred over the remaining useful life of the Assets).

The gain expected to be recognised in the consolidated income statement of the Group may be different from the estimated gain disclosed above due to the taxes to be incurred on the Transaction, finalisation of the amount of the Transaction Consideration and the change in the net asset value of the Assets from the respective reference date to the Completion Date and the impact of the equity stake in the Tower Company to be held by CUCL on the consolidated income statement of the Group.

(e)	Reasons for and Benefits of the Transaction

The Directors are of the view that the Transaction are in the interests of the Company and the Shareholders as a whole for the following reasons:

The centralised construction and operation of the telecommunications tower resources through the Tower Company will be beneficial to the Company in the following aspects:

(i)	Reshape the industry operating environment

The centralised construction and operation of the telecommunications tower resources through the Tower Company addresses the issues of uneven distribution of infrastructure resources and duplicated construction within the industry, enhances the centralised, systematic, professional and efficient operation and sharing of telecommunications resources, as well as providing a fair yet competitive environment for industry players to compete on the level playing field, all of which will facilitate the construction of a resource-saving and environmentally-friendly society.

LETTER FROM THE BOARD

(ii)	Accelerate the upgrade and transformation of the Group

The Transaction will allow the Group to focus on the operation of its core businesses and the development of its new business, which promotes and facilitates the transformation of its business structure and development model.

(iii)	Increase the network coverage

The Group will have access to more telecommunications network resources through the joint construction and sharing of the telecommunications facilities, which ease the pressure from the difficulty in choosing the location of the base stations and the problems with prolonged construction of telecommunication facilities. The network coverage will therefore be expanded more rapidly and the Group will be able to offer higher quality telecommunications services.

(iv)	Save capital expenditures

The capital expenditures for the construction of telecommunications facilities are significant and have significantly affected the efficient use of the Group’s capital. The centralised construction of the telecommunications towers and the ancillary facilities through the Tower Company will enable the Group to minimise its capital expenditures.

The Directors are of the view that the Transaction are on normal commercial terms and in the ordinary and usual course of business of the Group and the terms of the Transaction are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

(f)	Use of proceeds from the Transaction

Following Completion, without taking into account the adjustment by reference to the amortisation and depreciation of the Assets as described in “Consideration” above, the Company will receive total gross cash proceeds which is estimated to be approximately RMB25.5 billion (equivalent to approximately HK$31.2 billion). The proceeds from the Transaction are expected to be primarily used to pay the costs and expenditures arising from the lease of the Assets from the Tower Company or for other cash flow purposes.

3.	LISTING RULES IMPLICATIONS FOR THE COMPANY

As the highest of the applicable percentage ratios under the Listing Rules in respect of the Transaction is more than 25% but less than 75%, the Transaction constitutes a major transaction for the Company and is subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

LETTER FROM THE BOARD

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction.

The Company intends to obtain a written approval from Unicom Group BVI and Unicom BVI, who are a closely allied group of Shareholders holding an aggregate of approximately 74.36% of the issued share capital of the Company as at the date of this Circular, for the Transaction in accordance with Rule 14.44 of the Listing Rules. Upon such written shareholders’ approval being obtained, the Transaction will be taken to have been duly approved in lieu of holding a general meeting of the Company.

4.	INFORMATION ON THE COMPANY, CUCL AND NEW HORIZON

The Company was incorporated in Hong Kong with limited liability on 8 February 2000.

CUCL is a limited liability company incorporated on 21 April 2000 under the laws of the PRC and is a wholly-owned subsidiary of the Company. New Horizon is a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of CUCL. New Horizon’s scope of business includes the maintenance, management, transformation and development of network facilities and providing technical advice. It owns telecommunications network assets located in 21 provinces and cities in Southern China.

Through CUCL and its other subsidiaries, the Company provides a full range of telecommunications services in the PRC, including mobile broadband (WCDMA, LTE FDD, TD-LTE), fixed-line broadband, GSM, fixed-line local assess, ICT, data communications and other related value-added services.

5.	INFORMATION ON THE TOWER COMPANY, CHINA MOBILE, CHINA TELECOM AND CRHC

(a)	The Tower Company

The Tower Company is a joint stock company established under PRC laws on 15 July 2014 with a registered capital of RMB10.0 billion. Its registered number is 100000000045096 and its registered capital is RMB10.0 billion. Its registered address is at 19th floor, 73 Fucheng Road, Beijing and its legal representative is Liu Aili.

The business scope of the Tower Company covers (a) construction, maintenance and operation of telecommunications towers, (b) construction, maintenance and operation of ancillary facilities including base station control rooms, power suppliers, air conditioning and interior distribution system and (c) providing outsourcing services for base station equipment maintenance.

LETTER FROM THE BOARD

As at the date of this Circular, the Tower Company is owned by CUCL as to 30.1%, China Mobile Communication Company Limited (a subsidiary of China Mobile Limited) as to 40.0% and China Telecom Corporation Limited as to 29.9%. Following Completion, the Tower Company will be owned by CUCL as to approximately 28.1%, China Mobile Communication Company Limited as to approximately 38.0%, China Telecom Corporation Limited as to approximately 27.9% and CRHC as to approximately 6.0%.

(b)	China Mobile

The China Mobile Group is a mobile services provider in the PRC, which operates nationwide mobile telecommunications networks in mainland China and in Hong Kong. China Mobile is a wholly-owned subsidiary of China Mobile Limited which provides services through a network and business coordination centre in the PRC.

(c)	China Telecom

China Telecom is an integrated information full services operator and is primarily engaged in providing basic telecommunications services such as wireline telecommunication services and mobile telecommunication services, and value-added telecommunications services such as internet access services and information services, and other related services in the PRC.

(d)	CRHC

CRHC is a limited company established on 22 December 2010 under the laws of the PRC and a wholly state-owned entity with the aim to facilitate SASAC in optimising the allocation of state-owned assets in line with the State Council’s strategy. CRHC as a market-based platform is primarily engaged in the operation and management of state-owned assets. It facilitates SASAC in promoting the corporate restructuring of central enterprises by exercising its state-owned property rights in relation to the central enterprises held by it and to perform and fulfil its obligations as an investor. CRHC also facilitates the integration of the remaining and non-core business assets that are excluded from the listing of the central enterprises, which enhances the competitiveness of the central enterprises in general. CRHC participates in the listing of central enterprises and other non-listed joint-stock reforms. It also invests in emerging strategic industries related to national security and national economy.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries and save for those disclosed above, the other Sellers, CRHC, the Tower Company and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

LETTER FROM THE BOARD

6.	FINANCIAL INFORMATION ON THE TOWER COMPANY

According to the information provided by the Tower Company, the financial information of Tower Company for the year ended 31 December 2014 (audited) and for the six months ended 30 June 2015 (unaudited) is set out below:

	For the year ended 31 December 2014 (audited)	For the six months ended 30 June 2015 (unaudited)

Total Assets	RMB10,216.86 million (approximately HK$12,487.45 million)	RMB16,871.80 million (approximately HK$20,621.39 million)

Net Assets	RMB9,727.00 million (approximately HK$11,888.73 million)	RMB8,347.73 million (approximately HK$10,202.93 million)

Operating Income	RMB0.16 million (approximately HK$0.20 million	RMB9.99 million (approximately HK$12.21 million)

Net Loss	RMB273.00 million (approximately HK$333.67 million)	RMB1,379.27 million (approximately HK$1,685.80 million)

7.	GENERAL

Shareholders, holders of ADSs and potential investors in the Company should note that the Transaction is subject to the satisfaction (or, if applicable, waiver) of certain conditions as described below. Accordingly, there is no assurance that the Transaction will be completed. Shareholders, holders of ADSs and potential investors in the Company should exercise caution when dealing in the Shares, ADSs or other securities of the Company.

8.	RECOMMENDATION

The Directors are of the view believe that the terms of the Transaction are on normal commercial terms and are fair and reasonable and in the interests of the Shareholders as a whole, and therefore would recommend the Shareholders to vote in favour of the resolution to approve the Transaction if a general meeting of the Company was held to consider such resolution.

Yours faithfully,
By Order of the Board
China Unicom (Hong Kong) Limited Wang Xiaochu
Chairman

APPENDIX I	EXTRACT OF THE ASSET APPRAISAL REPORT

The following is an extract of the Asset Appraisal Report. The Asset Appraisal Report was prepared in Chinese only and set out below is an English translation of the relevant extract from the Asset Appraisal Report. In case of any discrepancies between the Chinese and the English extracts of the Asset Appraisal Report, the Chinese version shall prevail.

The full text of the Asset Appraisal Report in Chinese can be found on Unicom A Share Company’s website at http://www.chinaunicom-a.com/PDF/unicom20151015175833.pdf.

1.	APPRAISAL BASIS

(1)	Basis of Economic Behaviour

1.	Tower Related Assets Examination and Appraisal Work Proposal jointly issued by SASAC and MIIT of the State Council;

2.	Appraisal Engagement Letter entered into between the commissioning party and Beijing China Enterprise Appraisals Co., Ltd.

(2)	Legal basis

1.	Urban Real Estate Administration Law of the People’s Republic of China (adopted at the 29th meeting of the 10th Session of the Standing Committee of the National People’s Congress on 30 August 2007);

2.	Land Administration Law of the People’s Republic of China (adopted at the 11th meeting of the 10th session of the Standing Committee of the National People’s Congress on 28 August 2004);

3.	Law of the People’s Republic of China on the State-Owned Assets of Enterprises (adopted at the 5th meeting of the 11th Session of the Standing Committee of the National People’s Congress of the People’s Republic of China on 28 October 2008);

4.	Interim Regulations on the Supervision and Administration of the State-owned Assets of Enterprises (Order No. 378 of the State Council);

5.	Interim Measures for the Management of the Transfer of the State-owned Property Right of Enterprises (Order No. 3 of State-owned Asset Supervision and Administration Commission of the State Council and of Ministry of Finance);

6.	Notice on Relevant Issues Concerning State-owned Property Rights Transfer of Enterprises (Guo Zi Fa Chan Quan [2006] No. 306);

7.	Administrative Measures for the Appraisal of State-owned Assets (Order No. 91 of the State Council);

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8.	Notice Concerning the Issuance of the Detailed Rules for the Implementation of Administrative Measures for the Appraisal of State-owned Assets (Guo Zi Ban Fa [1992] No. 36);

9.	Circular on Matters Concerning Strengthening the Administration of the Appraisal of State-owned Assets of Enterprises (Guo Zi Wei Chan Quan [2006] No. 274);

10.	Circular on Matters Concerning Verification of the State-Owned Assets Valuation Report of Enterprises (Guo Zi Chan Quan [2009] No. 941);

11.	Notice of SASAC in relation to the Working Guidelines on the Verification and Approval of Asset Appraisal Projects of Central Enterprises (Guo Zi Fa Chan Quan [2010] No. 71);

12.	Accounting Standards for Enterprises — Basic Standards (Order No. 33 of the Ministry of Finance);

13.	Detailed Rules for Implementation of the Interim Regulations on the Value-Added Tax of the People’s Republic of China (Order No. 50 of the Ministry of Finance and the State Administration of Taxation);

14.	Regulations on the Grant of State-owned Land Use Rights by Agreement (Order No. 21 of the Ministry of Land and Resources);

15.	Rules for Valuation of Urban Land (GB/T18508-2014);

16.	Regulations for Grading and Classification of Urban Land (GB/T18507-2014);

17.	Standards for the Appraisal of Real Estate (GBT50291-2015);

18.	Other relevant laws, regulations, circulars and documents etc.

(3)	Basis of Appraisal Standards

1.	Asset Valuation Standards — Basic Standards (Cai Qi [2004] No. 20);

2.	Code of Professional Ethics for Asset Valuation — Basic Standards (Cai Qi [2004] No. 20);

3.	Guiding Opinions for Certified Public Valuers on Concerns Relating to the Legal Title of Subjects under Valuation (Hui Xie [2003] No. 18);

4.	Asset Valuation Standards — Valuation Procedures (Zhong Ping Xie [2007] No. 189);

5.	Asset Valuation Standards — Working Papers (Zhong Ping Xie [2007] No. 189);

6.	Asset Valuation Standards — Machinery and Equipment (Zhong Ping Xie [2007] No. 189);

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7.	Asset Valuation Standards — Immovable Properties (Zhong Ping Xie [2007] No. 189);

8.	Guiding Opinions for Types of Value of Assets under Valuation (Zhong Ping Xie [2007] No. 189);

9.	Asset Valuation Standards — Intangible Assets (Zhong Ping Xie [2008] No. 217);

10.	Guidelines on Quality Control of Business Operations of Valuation Institutions (Zhong Ping Xie [2010] No. 214);

11.	Asset Valuation Standards — Valuation Report (Zhong Ping Xie [2011] No. 230);

12.	Asset Valuation Standards — Engagement Letter (Zhong Ping Xie [2011] No. 230);

13.	Guidelines on Valuation Report of State-Owned Assets of Enterprises (Zhong Ping Xie [2011] No. 230).

(4)	Basis of Ownership

1.	Building ownership certificates and land use rights certificates;

2.	Equipment procurement invoices and procurement contracts;

3.	Relevant contracts for ownership transfer;

4.	Other relevant certificates of property rights;

5.	Other contracts, accounting documents and information related to the acquisition and use of corporate assets.

(5)	Basis of Pricing

1.	Notice Concerning the Issuance of the Measures on the Compilation of Estimation, Budget for Communication Construction Projects and Related Quota (Gong Xin Bu Gui [2008] No. 75);

2.	Fixed Construction Period for National Installation Work (Jian She Bu Jian Biao [2000] No. 38);

3.	Information on the construction quota and material prices of projects to be carried out at the place where the real estate is located;

4.	The latest UDC Joint Business Information as of the appraisal base date;

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5.	The latest Huicong Business Information as of the appraisal base date;

6.	Price Quotation Manual for Mechanical and Electrical Products (2014 and 2015);

7.	Benchmark lending interest rate of the People’s Bank of China on the appraisal base date;

8.	Notice of the Ministry of Finance on Issuing the Provisions on the Financial Management of Basic Construction (Cai Jian [2002] No. 394);

9.	Various telecommunications equipment procurement contracts provided by property rights owners;

10.	Financial accounting systems provided by property right owners;

11.	Materials related to as-built drawings, budget information and forms of assets to be transferred upon completion provided by property right owners;

12.	Relevant information obtained by appraisers by site investigation and survey;

13.	Project-related information provided by property right owners;

14.	Other relevant information.

(6)	Other Basis of Reference

1.	Asset valuation breakdown and survey forms provided by property right owners;

2.	Statistics and technology standard information issued by relevant authorities of the State and other relevant information collected by appraisal agencies;

3.	Administration Rules for Construction Project Supervision and Related Services Fees (Fa Gai Jia Ge [2007] No. 670) issued by the Ministry of Construction and the National Development and Reform Commission;

4.	Notice Concerning the Issue of the Provisions on Administration of Engineering Survey and Design Fees (Ji Jia Ge [2002] Ji Fei Zi No.10) issued by the State Planning Commission and Ministry of Construction;

5.	The price information database of Beijing China Enterprise Appraisals Co., Ltd.

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2.	APPRAISAL METHOD

Based on the purpose of appraisal and the characteristics of the appraised targets, and the applicable conditions of the appraisal method, the cost method has been adopted to carry out the appraisal.

(1)	Current Assets

Current assets within the scope of the appraisal mainly include other receivables, inventories and other current assets.

1.	Other receivables mainly include the amounts of, among others, leasing deposits for property sites, security deposits for electricity charges, prepaid electricity charges with respect to various types of towers and base station engine rooms. Pursuant to the relevant requirements of the Tower Related Assets Examination and Appraisal Work Proposal, telecommunications enterprises have split off receivables related to tower assets for appraisal and reporting. Appraisers have reviewed the relevant principles of splitting, the specific splitting method and amount, and use the verified amount to determine the appraisal value.

2.	Inventories mainly include low-value consumables such as specific consumables for tower maintenance and fire-fighting equipment and storage items such as air-conditioning and power supply equipment. Pursuant to the relevant requirements of the Tower Related Assets Examination and Appraisal Work Proposal, telecommunications enterprises have made appraisal and reporting on the inventories related to tower assets. Appraisers have carried out random stock-taking on the inventories reported for appraisal and conducted site inspection on the warehouse storing the inventories to acquire an understanding of the safe-keeping and internal control systems of the warehouse and the utilisation of inventories.

The corporate inventories include, among others, low-value consumables in storage and low-value consumables in use.

①	For low-value consumables in storage, if they are purchased recently around the appraisal base date, the book value reflects the actual cost, and the appraisal value will be determined by the verified book value in the appraisal. If they are purchased earlier, the appraisal value will be determined and calculated by the verified volume and by reference to the recent market price around the appraisal base date in the appraisal. If they are obsolete items available for scrapping, the appraisal value will be determined by the realisable value.

②	For low-value consumables in use, replacement cost has been adopted for appraisal. The total replacement value will be determined according to market selling price and by considering the reasonable transportation and miscellaneous costs; the newness rate of various low-value consumables in use will be determined according to the remaining number of usable years together with the site inspection conditions; the appraisal value will be determined by multiplying the total replacement cost with the usable ratio.

3.	Unamortised expenses are mainly, among others, unamortised rentals related to tower assets. Pursuant to the relevant requirements of the Tower Related Assets Examination and Appraisal Work Proposal, telecommunications enterprises have split off unamortised expenses of tower related assets for appraisal and reporting. Appraisers have reviewed the relevant principles of splitting, the specific splitting method and amount to acquire an understanding on and verified the reasons for the unamortised expenses, an understanding on their legitimacy, reasonableness, authenticity and accuracy and an understanding on the payment of expenses and remaining value for amortisation. The appraisal value is determined by the value of assets and rights which are held by the asset possessors after the purpose of appraisal is fulfilled, and do not overlap with other appraisal targets.

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(2)	Properties and Buildings

For properties and buildings, the market method and the cost method have mainly been adopted for appraisal purpose.

1.	Market method

According to the alternative principle in property appraisals, prices of properties and buildings with similar use and effect on the property market are close to each other and will affect each other, therefore appraisers may use the known transaction price of similar buildings to estimate the appraisal price of the building for appraisal through comparison and modification. For some of the base station engine rooms covered by the scope of this appraisal, many properties of similar type and conditions are available in the surrounding areas, appraisers consider that adoption of the market method to conduct appraisal may reflect their fair value more accurately.

Firstly, the appraised properties will be compared with similar properties sold recently in the market to find out the difference between the appraisal target and each reference property in factors such as property value, and modify the transaction price of the reference property on this basis, then determine the appraised value of the appraised property through comprehensive analysis and adjustment.

When searching for transaction cases, the search will mainly include transaction price, time of transaction, conditions at the time of transaction such as location, use, status of land, conditions of the building, conditions of the surrounding environment and conditions of both parties to the transaction, and then modifications will be made to the transaction cases in light of status of transaction, date of transaction, regional factors and individual factors to obtain the appraisal value of the appraisal target on the appraisal base date.

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Price of property for appraisal = price of comparable cases X (transaction index of appraisal target/transaction index of comparable cases) X (property price index on the transaction date of the appraisal target/property price index on the transaction date of the comparable cases) X (regional factors and conditions index of appraisal target/regional factors and conditions index of comparable cases) X (individual factors and conditions index of the appraisal target/ individual factors and conditions index of comparable cases).

2.	Cost method

①	Determination of total replacement cost

Total replacement cost = construction cost of construction and installation + upfront expenses and other expenses + cost of capital

As there are many properties within the scope of appraisal which are widely distributed in different geographical regions, therefore properties are classified systematically according to the type of structures, uses and functions, and distribution in geographical regions, and accordingly properties of the same or similar characteristics will form a group. The benchmark single construction cost will be determined by the type of structure and functional use of each category of properties, such single construction cost reflects the construction cost of that category of properties on the appraisal base date in the place where they are located under normal construction standards, construction quality and general renovation standards. On this basis, according to the characteristics of the properties (such as different floors, span, renovation conditions, level of construction difficulties), the cost will be adjusted upward or downward by approximation, and the amount of upward or downward adjustment will be factored into the single construction cost of the properties to determine the ultimate effective single construction cost standard, which are used as the base for calculating the comprehensive construction cost of the construction and installation of the properties.

A.	Appraisers have selected representative and typical properties by geographical regions as case examples. The settlement amount upon property completion will be adjusted according to the current fixed cost standards and relevant cost documents on the appraisal benchmark date of the property project, and the local material cost difference will be adjusted according to the market price information of materials as set out in the cost information of construction projects on the appraisal benchmark date in the region where the property is located, to determine the comprehensive construction cost of property construction and installation.

B.	For properties which are similar to the typical examples, the comparable method will be used to determine their comprehensive construction cost of construction and installation.

C.	Upfront expenses and other expenses

Upfront expenses and other expenses include management expenses, survey and design expenses, feasibility study expenses, project monitoring expenses, production safety expenses and project tender agent expenses, etc. of the construction entity. The upfront expenses and other expenses are determined according to the relevant requirements of the relevant authorities of the State and the relevant authorities in various provinces (municipalities), together with the actual amount of expenses incurred by the property holding entity under such categories in recent similar projects.

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D.	Cost of capital

The cost of capital is calculated according to the benchmark lending interest rate of the People’s Bank of China on the appraisal base date and reasonable construction period with the assumption that the construction funds will be invested evenly throughout the period.

②	Determination of the newness rate

A.	For significant properties of high value, the remaining number of usable years will be determined comprehensively according to their economic lifespan, the number of years used, judgment on actual usage conditions of various parts of the structure, decoration and ancillary equipment through site inspection, and thereby the combined newness rate is determined through the following formula.

Combined newness rate = number of remaining usable years/ (number of remaining usable years + number of years used) X 100%

B.	For properties of low value with simple structure, the newness rate is determined mainly according to their economic lifespan and then is adjusted according to the conditions identified from site inspection. The calculation formula is as follows:

Newness rate by sum of years method = (economic lifespan — number of years used)/ economic lifespan X 100%

Combined newness rate = Newness rate by sum of years method X adjustment factor

③	Determination of appraisal value

The appraisal value is calculated by multiplying total replacement cost with the newness rate.

For properties appraised by adopting the market method, the appraisal value is inclusive of the value of land use rights.

For renovation of self-owned properties, the appraisal value is considered in the corresponding properties.

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(3)	Machinery and Equipment

Appraisers will check the breakdown of machinery and equipment provided by the enterprise for verification to ensure that the data shown in the breakdown is consistent with the actual data. At the same time, random checking will be carried out on documents such as the relevant contracts and certificates of legal title to verify the ownership of the machinery and equipment. Professional engineering and technical officers will be organised on this basis to conduct necessary site inspections and verifications on major equipment.

For machinery and equipment, the cost method has adopted for appraisal purpose.

The calculation formula is as follows: Appraisal value = total replacement cost X newness rate

1.	Determination of the total replacement cost

①	Determination of the total replacement cost of tower equipment

Total replacement cost = cost of construction and installation of the tower structure + cost of construction and installation of infrastructure + upfront expenses and other expenses + cost of capital - deductible value-added tax

Of which: upfront expenses and other expenses include management expenses, survey and design expenses, feasibility study expenses, project monitoring expenses, production safety expenses and project tender agency expenses as well as other expenses of the construction unit.

Cost of capital will be considered for calculation in the event of a construction period of six months or above.

The cost of construction and installation of tower structure is determined by the latest unit price of centralised purchases made by companies from various regions and cities on the appraisal base date and taking into account of the expenses arising from transportation of the tower structure to the installation site and those related to the assembly of such structure.

The cost of construction and installation of infrastructure is determined by applying the local quota applicable to the region where the tower is located based on the information on the volume of infrastructural work and the construction budget, with the adjustment of difference associated with the local material prices by taking into account of the information relating to the market price of materials as set out in the information of the local construction costs as of the appraisal base date.

②	Determination of the total replacement cost for power supply, air-conditioning and other equipment

Total replacement cost = purchase price of equipment + transportation and sundry cost + installation cost + upfront and other expenses + cost of capital - deductible value-added tax

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The selection of purchase price of equipment is determined primarily based on the Price Quotation Manual for Mechanical and Electrical Products published by the Mechanical Industry Publisher in 2014 and 2015, the latest market price relating to equipment transaction and the latest unit price of centralised purchases on the appraisal base date.

Of which: upfront expenses and other expenses include management expenses, survey and design expenses, feasibility study expenses, project monitoring expenses, production safety expenses and project tender agency expenses as well as other expenses of the construction unit.

Cost of capital will be considered for calculation in the event of a reasonable construction period of six months or above.

③	Determination of the total replacement cost relating to circuit assets for external power supply

Total replacement cost = cost of construction and installation + upfront expenses and other expenses + cost of capital

The cost of construction and installation is determined mainly by the method of budget revision. Although there are a considerable amount of circuit assets, the types of circuit are relatively few. Appraisers have adopted the budget revision method to estimate the unit cost of circuit assets according to their types of specifications, installation methods and construction conditions, and the replacement unit cost is determined after taking into account upfront expenses and other project expenses. In terms of circuit assets that the construction of which were completed recently, appraisers have also carried out comparative analysis between the replacement unit cost and the final budgetary unit cost of such assets to ensure that unit cost estimation is representative and accurate.

Of which: upfront expenses and other expenses include management expenses, survey and design expenses, feasibility study expenses, project monitoring expenses, production safety expenses and project tender agency expenses, etc. of the construction unit.

Cost of capital will be considered for calculation in the event of a reasonable construction period of 6 months or above.

2.	Determination of the newness rate

The remaining number of usable years is determined mainly on the basis of economic lifespan and the number of years used based on the understanding of the usage conditions and technical conditions of the equipment through site inspection, and thereby the combined newness rate is determined through the following formula.

Combined newness rate = remaining number of usable years/(remaining number of usable years + number of years used) X 100%

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3.	Determination of appraisal value

The appraisal value is calculated by multiplying total replacement cost with the newness rate.

For some of the power supply equipment and equipment for scrapping, the relevant appraisal is carried out by the market method based on the secondary market price or scrap price as of the appraisal base date.

(4)	Project Under Construction

For project under construction, the cost method has been adopted for appraisal purpose. To avoid duplication in asset price calculation and omission of valuing the asset prices, after taking into account the characteristics of project under construction, and based on the various types and specific conditions of projects under construction, the following appraisal methods have been adopted:

1.	For projects under construction in which major equipment or main structure has been capitalised but part of the expenditures have not been capitalised, if such amounts have been included in the fixed asset appraisal value, the appraisal value of such type of project under construction is nil.

2.	For projects under construction, after communication with the relevant construction management department of the telecommunications enterprise, it is informed that the tower related assets only form a part of the telecommunications construction project and their normal construction period should generally be not more than six months. Therefore, in appraising the uncompleted project under construction, the appraisal value is determined by the verified book value.

3.	For fee-based expenses, after verifying the authenticity and reasonableness of the relevant expenses, the appraisal value is determined by the assets and interests to be established after the appraisal base date.

(5)	Project Materials

Project materials are mainly, among others, the relevant equipment and materials purchased for the project under construction. The book value components of project materials include the commodity prices and reasonable expenses such as transportation and sundry costs, but exclude other unreasonable expenses. After the quantity and quality are verified by taking stock and examining the evidence of payments of the enterprise, the appraisal value is determined by the market price as at the appraisal base date plus transportation and other expenses.

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(6)	Land Use Rights

1.	Appraisal of land with certificates

For land parcels with land use rights certificates, appraisal is carried out according to the region where the land use right is located and the information available to the appraisers, the appraisal value is determined by adopting the cost approximation method, market comparison method and benchmark land price coefficient modification method. For land acquired by way of appropriation, the appraisal value is determined by the normal appraised transfer value of land use rights less the land grant premium.

①	Cost approximation method

Cost approximation method is a valuation method which is mainly based on the sum of all expenses incurred in the development of land, plus a certain amount of interest, profit, tax payable and land appreciation gains, to determine the land price. Its basic calculation formula is as follows:

Land price = (land acquisition cost + land development cost + tax expenses + interest on investment + land development profit + appreciation gains) X term of years modification coefficient X modification for regional and individual factors

②	Market comparison method

Market comparison method is a method under which in deriving the price of a land parcel under appraisal, the land price of the appraised land as at the appraisal date is, by following the alternative principle of comparing between the appraised land and a similar case of land transaction that was recently taken place and on the basis of the known price of the latter part, calculated upon adjustment with reference to the differences in transaction status, date, region and individual factors.

The calculation formula for market comparison method:

V = VB X A X B X C X D

where:

V	—	price of appraised land;

VB	—	comparative price of recent land case;

A	—	condition index of the appraised land/condition index of the comparative recent land case

	=	normal condition index/condition index of comparative recent land case

B	—	land price index of the appraised land on the valuation date/land price index of the comparative recent land case on the transaction date

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C	—	regional factor condition index of the appraised land/regional factor condition index of the comparative recent land case

D	—	individual factor condition index of the appraised land/individual factor condition index of the comparative recent land case

③	Benchmark land price coefficient modification method

The benchmark land price coefficient modification method is a method that makes use of the appraisal results, such as the urban benchmark land price and the benchmark land price coefficient modification table, to make comparison between the regional and individual conditions of the appraisal target and the average conditions of the region where the appraised target is located on the basis of alternative principle, and then modifies the benchmark land price with the corresponding modification coefficient selected from the comparative factor modification table, in order to derive the price of the appraisal target on the valuation benchmark date.

According to the Rules for Valuation of Urban Land, the formula for valuation by the benchmark land price coefficient modification method is as follows:

P1 = P X (1 ± K) X K2 X T X D X H + L

where:

P1	—	land price of the appraised land after modification;

P	—	benchmark land price of land located at the same region as the appraised land with similar use;

K	—	aggregated modification coefficient for regional and individual factors of the appraised land;

K2	—	modification coefficient for the term of use;

T	—	modification coefficient for the date;

D	—	modification coefficient for the plot ratio;

H	—	modification coefficient for the land use rights status;

L	—	modified value relating to the land development level.

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2.	Appraisal of land without certificates

For land use rights in respect of which land use rights certificates have not been issued as at the appraisal benchmark date, since the enterprise is unable to provide the relevant title documents for verification, the nature of land is uncertain and the term of use cannot be ascertained, it is not possible to conduct appraisal based on the general appraisal method, and therefore the book value is determined as the appraised value for the purpose of this appraisal.

(7)	Long-term Unamortised Expenses

These are mainly tower asset related expenses with an amortisation period of over one year, such as unamortised rentals, maintenance costs, repair costs for leased engine rooms and external power supply expenses. Pursuant to the relevant requirements of the Tower Related Assets Examination and Appraisal Work Proposal, the long-term unamortised expenses related to tower assets are separated for appraisal reporting. Appraisers have reviewed the relevant principles of separation, the specific separation method and amount, and verified the reasons for the incurring of long-term unamortised expenses, checked their legitimacy, reasonableness, authenticity and accuracy and accordingly identified the status of the relevant costs and expenses as well as the remaining value for amortisation. The appraised value is determined by the assets and rights attributable to the asset holders, without duplication with other appraised targets, after fulfilling the purpose of appraisal. For the long-term unamortised expenses incurred due to external power supply, the appraisal method shall be the same as that adopted for assets associated with the external power supply under the fixed assets.

3.	ASSUMPTIONS FOR APPRAISAL

Analyses and estimates contained in this appraisal report are conducted on the following assumptions:

1.	There are no material changes in political, economic and social environments in the relevant nations and regions after the appraisal day;

2.	There are no material changes in the relevant national macroeconomic policy, industrial policy and regional development policy after the appraisal day;

3.	There are no material changes in the relevant interest rate, exchange rate, tax bases and tax rates and policy-based levies after the appraisal day;

4.	There is no material adverse impact caused by any force majeure event after the appraisal day.

Subject to the assumptions set out above, the appraisal conclusions contained in this appraisal report are tenable as at the appraisal base date. If there is any material change in such assumptions, the registered assets valuator and this appraisal institute which signed this report will not assume any liability for any other different appraisal conclusion deduced due to the changes in assumptions.

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4.	APPRAISAL CONCLUSIONS

Based on the appraisal work above, we have reached the following appraisal conclusions:

The book value of the assets of China United Network Communications Corporation Limited covered by the appraisal scope is RMB53,502,867,900 and the appraisal value is RMB63,184,741,100, representing an asset appraisal increment of RMB9,681,873,200 or an percentage of value increment of 18.10%. Details of the overall assets appraisal are set out in the table below:

Table of Results of Overall Assets Appraisal

All amounts in RMB10,000

					Value
			Appraisal	Increase/	Increment
Items		Book Value	Value	Decrease	%
					D=C/AX
		A	B	C=B-A	100%

Current assets	1	145,887.00	146,359.20	472.20	0.32
Non-current assets	2	5,204,399.79	6,172,114.91	967,715.12	18.59
Long-term equity investment	3	—	—	—
Real estate held for investment	4	—	—	—
Fixed assets	5	3,994,285.03	4,908,935.20	914,650.16	22.90
Projects in progress	6	650,697.48	650,697.48	—	—
Intangible assets	7	19,221.38	23,733.28	4,511.90	23.47
Of which: Land use right	8	19,221.38	23,733.28	4,511.90	23.47
Other assets	9	540,195.90	588,748.95	48,553.05	8.99
Total assets	10	5,350,286.79	6,318,474.11	968,187.32	18.10
Current liabilities	11	—	—	—
Non-current liabilities	12	—	—	—
Total liabilities	13	—	—	—
Net assets	14	5,350,286.79	6,318,474.11	968,187.32	18.10

APPENDIX I	EXTRACT OF THE ASSET APPRAISAL REPORT

Among the above:

Information on overall appraisal of tower related assets in provincial subsidiaries of China United Network Communications Corporation Limited is set out below:

Table of Results of Overall Assets Appraisal

All amounts in RMB10,000

					Value
			Appraisal	Increase/	Increment
Items		Book Value	Value	Decrease	%
					D=C/AX
		A	B	C=B-A	100%

Current assets	1	145,887.00	146,359.20	472.20	0.32
Non-current assets	2	5,200,482.96	6,162,856.77	962,373.81	18.51
Long-term equity investment	3	—	—	—	—
Real estate held for investment	4	—	—	—	—
Fixed assets	5	3,991,842.62	4,901,151.48	909,308.85	22.78
Projects in progress	6	650,697.48	650,697.48	—	—
Intangible assets	7	19,221.38	23,733.28	4,511.90	23.47
Of which: Land use right	8	19,221.38	23,733.28	4,511.90	23.47
Other assets	9	538,721.48	587,274.53	48,553.05	9.01
Total assets	10	5,346,369.96	6,309,215.97	962,846.01	18.01
Current liabilities	11	—	—	—	—
Non-current liabilities	12	—	—	—	—
Total Liabilities	13	—	—	—	—
Net assets	14	5,346,369.96	6,309,215.97	962,846.01	18.01

APPENDIX I	EXTRACT OF THE ASSET APPRAISAL REPORT

Information on overall appraisal of tower related assets in Unicom New Horizon Telecommunications Company Limited is set out below:

Table of Results of Overall Assets Appraisal

All amounts in RMB10,000

					Value
			Appraisal	Increase/	Increment
Items		Book Value	Value	Decrease	%
					D=C/AX
		A	B	C=B-A	100%

Current assets	1	—	—	—
Non-current assets	2	3,916.83	9,258.14	5,341.31	136.37
Long-term equity investment	3	—	—	—
Real estate held for investment	4	—	—	—
Fixed assets	5	2,442.41	7,783.72	5,341.31	218.69
Projects in progress	6	—	—	—
Intangible assets	7	—	—	—
Of which: Land use right	8	—	—	—
Other assets	9	1,474.42	1,474.42	—	—
Total assets	10	3,916.83	9,258.14	5,341.31	136.37
Current liabilities	11	—	—	—
Non-current liabilities	12	—	—	—
Total Liabilities	13	—	—	—
Net assets	14	3,916.83	9,258.14	5,341.31	136.37

APPENDIX I	EXTRACT OF THE ASSET APPRAISAL REPORT

Information on overall appraisal of tower related assets as at 31 October 2014, the appraisal base date, is set out below:

Table of Results of Overall Assets Appraisal

Appraisal base date: 31 October 2014	All amounts in RMB10,000

					Value
			Appraisal	Increase/	Increment
Items		Book Value	Value	Decrease	%
					D=C/AX
		A	B	C=B-A	100%

Current assets	1	106,480.22	106,950.01	469.79	0.44
Non-current assets	2	3,921,700.45	4,881,696.66	959,996.21	24.48
Long-term equity investment	3	—	—	—
Real estate held for investment	4	—	—	—
Fixed assets	5	3,469,672.97	4,385,262.58	915,589.61	26.39
Projects in progress	6	—	—	—
Intangible assets	7	17,033.11	22,212.59	5,179.48	30.41
Of which: Land use right	8	17,033.11	22,212.59	5,179.48	30.41
Other assets	9	434,994.37	474,221.49	39,227.12	9.02
Total assets	10	4,028,180.67	4,988,646.67	960,466.00	23.84
Current liabilities	11	—	—	—
Non-current liabilities	12	—	—	—
Total liabilities	13	—	—	—
Net assets	14	4,028,180.67	4,988,646.67	960,466.00	23.84

APPENDIX I	EXTRACT OF THE ASSET APPRAISAL REPORT

Information on overall appraisal of tower related assets as at 31 March 2015, the appraisal base date, is set out below:

Table of Results of Overall Assets Appraisal

Appraisal base date: 31 March 2015	All amounts in RMB10,000

					Value
			Appraisal	Increase/	Increment
Items		Book Value	Value	Decrease	%
					D=C/AX
		A	B	C=B-A	100%

Current assets	1	39,406.77	39,409.19	2.42	0.01
Non-current assets	2	1,282,699.35	1,290,418.25	7,718.90	0.60
Long-term equity investment	3	—	—	—
Real estate held for investment	4	—	—	—
Fixed assets	5	524,612.07	523,672.61	-939.46	-0.18
Projects in progress	6	650,697.48	650,697.48	—	—
Intangible assets	7	2,188.27	1,520.70	-667.57	-30.51
Of which: Land use right	8	2,188.27	1,520.70	-667.57	-30.51
Other assets	9	105,201.53	114,527.46	9,325.93	8.86
Total assets	10	1,322,106.12	1,329,827.44	7,721.32	0.58
Current liabilities	11	—	—	—
Non-current Liabilities	12	—	—	—
Total liabilities	13	—	—	—
Net assets	14	1,322,106.12	1,329,827.44	7,721.32	0.58

It should be noted that the time span between the two base dates is six months only. During this period, there was no apparent change in the total assets and the changes in asset replacement cost were insignificant. Therefore, the assets appraisal conducted in respect of different ranges of tower related assets as at the two such appraisal dates respectively will not have a material impact on the overall appraisal results.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Circular misleading.

2.	DISCLOSURE OF INTERESTS

As at Latest Practicable Date, the following Directors and chief executive of the Company had, or were deemed to have, interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the “Model Code for Securities Transactions by Directors of Listed Issuers” contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange:

Interests in Shares

		Number of	% of Total
Name of Director	Capacity and Nature	Shares held	Issued Shares

Cheung Wing Lam Linus	Beneficial owner (Personal)	200,000	0.0008%
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.0000%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the “Model Code for Securities Transactions by Directors of Listed Issuers” contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

APPENDIX II	GENERAL INFORMATION

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which, since 31 December 2014 (being the date of the latest published audited financial statements of the Company), have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

Save for the service agreements between the Company and the executive directors, none of the Directors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which is significant to the business of the Group taken as a whole.

Unicom Group and Unicom A Share Company are engaged in telecommunications business and other related businesses in China that are similar to and/or compete with those of the Company. Executive directors of the Company also hold executive positions with Unicom Group and Unicom A Share Company.

In addition, Mr Wang Xiaochu is a director of Telefónica, S.A. since September 2015.

Mr. Cesareo Alierta Izuel is a director of Telefónica and has served as an Executive Chairman of Telefónica since July 2000.

Mr. Lu Yimin has served as a Non-Executive Director of PCCW Limited (“PCCW”) since May 2008 and the Deputy Chairman of the Board of PCCW since November 2011. Mr. Lu has also served as a Non-Executive Director of HKT Limited and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011.

Mr. Li Fushen has served as a Non-Executive Director of PCCW since July 2007, and as a Non-Executive Director of HKT Limited and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011.

Each of Telefónica, PCCW, HKT Limited and HKT Management Limited, is engaged in the telecommunications business and other related businesses that may compete with those of the Company.

Saved as disclosed above, as at the Latest Practicable Date, none of the Directors or their associates had an interest in any business which competes or is likely to compete, either directly or indirectly, with the Group’s business.

APPENDIX II	GENERAL INFORMATION

3.	INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS

As at the Latest Practicable Date, so far as the Directors were aware, the following persons were, directly or indirectly, interested in 5% or more of the issued share capital carrying rights to vote at general meetings of the Company (the “Substantial Shareholders”):

Long Position

			Percentage of
	Shares Held		Total Issued
	Directly	Indirectly	Shares

Unicom Group[1,2]	—	18,032,853,047	75.30%
Unicom A Share Company[1]	—	9,725,000,020	40.61%
Unicom BVI[1]	9,725,000,020	—	40.61%
Unicom Group BVI[2,3]	8,082,130,236	225,722,791	34.69%

Notes:

(1)	Due to the fact that Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of Unicom BVI, in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.
(2)	Due to the fact that Unicom Group BVI is a wholly-owned subsidiary of Unicom Group, in accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.
(3)	Unicom Group BVI holds 8,082,130,236 shares (representing 33.75% of the issued shares) of the Company directly. In addition, Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.94% of the issued shares) of the Company held as trustee on behalf of a PRC shareholder.

Save as disclosed herein, there is no person known to the Directors or chief executive of the Company who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO or who is, directly or indirectly, interested in 5% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

As at the Latest Practicable Date, none of the Directors nor any of the employees of companies which had interests or short positions in the Shares and underlying Shares that would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 under Part XV of the SFO.

APPENDIX II	GENERAL INFORMATION

Save as disclosed herein, none of the Directors was a director or employee of a company which had any interests or short positions in the Shares and underlying Shares of equity derivatives of the Company which would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	DIRECTORS SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had, or is proposed to have, a service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without compensation (other than statutory compensation)).

5.	MATERIAL CONTRACTS

The following material contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group after the date two years before the date of this Circular up and including the Latest Practicable Date:

(a)	the Transfer Agreement dated 14 October 2015 entered into between CUCL, New Horizon, the Tower Company, China Mobile, China Telecom and CRHC in relation to the Transaction; and

(b)	the promoter’s agreement dated 11 July 2014 entered into between CUCL, China Mobile Communication Company Limited and China Telecom to establish Tower Company.

6.	EXPERT AND CONSENT

The following is the qualification of the expert who has been named in this Circular and given its opinion which is contained in this Circular:

Name	Qualifications

China Enterprise Appraisals	A qualified appraiser in the PRC

As at the Latest Practicable Date, China Enterprise Appraisals has given and has not withdrawn its written consent to the issue of this Circular with the inclusion herein of its report and references to its name in the form and context in which it appears.

As at the Latest Practicable Date, China Enterprise Appraisals was not beneficially interested in the share capital of any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, and did not have any interest, either directly or indirectly, in any assets which have been, since 31 December 2014 (being the date to which the latest published audited consolidated accounts of the Group were made up), acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX II	GENERAL INFORMATION

7.	FINANCIAL AND TRADING PROSPECTS OF THE GROUP

Overall results

In the first half of 2015, the Company proactively adapted to the new changes in industry policies and market environment and accelerated the transformation of development model. Although the Company’s service revenue in the first half of 2015 decreased by 5.3% over the same period last year to RMB120.27 billion, its development quality and business structure showed the continuous improvement, with continuously rising contribution from mobile broadband and high-speed fixed-line broadband businesses driving non-voice’s share of service revenue up by 8.8 percentage points over the same period last year to 68.3%. The Company’s financial status remained solid. In the first half of 2015, the Company’s EBITDA reached RMB50.46 billion, up by 5.8% year-on-year; EBITDA as a percentage of service revenue reached 42.0%, up by 4.4 percentage points year-on-year; net profit increased by 4.5% year-on-year to RMB6.99 billion; and free cash flow reached RMB8.45 billion.

Development through transformation

(a)	Accelerating subscriber migration

In the first half of 2015, the Company sped up the transformation of its sales and marketing model which shifted the focus from quantity to quality, and accelerated the adjustment and optimisation of its subscriber structures by focusing on 4G and fiber optic fixed-line broadband businesses. The Company accelerated the integrated operation of its mobile business, fully opened its 4G network to all the users, promoted 4G smartphones, sped up the user migration from 2G/3G to 4G, and improved its product portfolio to address both existing customers and new subscribers. As a result, the Company’s mobile user structure and revenue mix were further optimised. In the first half of 2015, the number of its mobile broadband subscribers increased by 8.68 million to 157.79 million, accounting for 54.5% of its total mobile subscribers, up by 6.8 percentage points over the same period last year. The Company’s mobile service revenue reached RMB73.46 billion, of which 71.8% came from mobile broadband business, up by 4.9 percentage points year-on-year. Meanwhile, leveraging on the construction of all fiber optic network, the Company sped up the development of fiber optic broadband subscriber base and improved the related customer service system to ensure the rapid growth of its fixed-line broadband business. In the first half of 2015, the Company’s fixed-line broadband service revenue increased by 8.5% year-on-year to RMB27.0 billion; fixed-line broadband subscribers increased by 4.7% year-on-year to 70.59 million. Driven by the growing fixed-line broadband business, the Company’s fixed-line service revenue increased by 2.2% year-on-year to RMB46.19 billion, of which 58.4% was from its fixed-line broadband business, resulting in a further optimised fixed-line business structure. The Company also utilised its resources and launched an innovative service package — “Smart Wo Family” — to cater to the needs of family users, which provides total communication and information solutions across all networks, all terminals and all businesses. In the first half of 2015, the Company developed 2.13 million “Smart Wo Family” users.

(b)	Accelerating consumption upgrade

The Company firmly grasped the opportunities brought by the rapidly growing data demand, and accelerated the consumption upgrade from voice service to data service. The Company promoted data volume operation and application innovation, and proactively explored opportunities to cooperate with Internet companies to boost data traffic and data value. In the first half of 2015, the data usage of the Company’s handset subscribers grew by 47.4% year-on-year and the average monthly data traffic for mobile broadband customers grew by 34.1% year-on-year; non-voice’s share of mobile service revenue and fixed-line service revenue reached 58.5% and 83.3%, respectively.

APPENDIX II	GENERAL INFORMATION

(c)	Accelerating business innovation

In the first half of 2015, leveraging on the implementation of national “Internet+” strategy and the fast growing demand for informatisation, the Company focused on key areas such as IDC, cloud computing, ICT and the Internet of Things, proactively pushed forward the specialised operation, and enhanced the promotion of industry applications in education, automobile as well as smart city. In the first half of 2015, IDC and cloud computing service revenue increased by 36.0% year-on-year to RMB3.43 billion and ICT service revenue increased by 18.9% to RMB2.44 billion. Meanwhile, the Company sped up its strategic deployments in emerging businesses. CMB-Unicom Consumer Financing Company Limited is under operation with a focus on Internet finance. “Woego”, the Company’s B2B platform, already generated the transaction of RMB10 billion in the first half of 2015. Partnered with Telefónica, the location-based big data service company is also under full preparation. The above innovative initiatives in emerging businesses such as Internet applications will provide the Company with new room to grow and new capability to develop.

Network capabilities

In the first half of 2015, the Company continued to expand the broad coverage of its mobile broadband networks and optimised the in-depth coverage of its networks to provide quality experience in high-speed data services and maintain its mobile broadband network advantages. In the first half of 2015, the Company expanded its mobile broadband base stations by 272 thousand to 837 thousand, realising continuous 4G coverage in main areas. The Company accelerated the construction and upgrade of its fixed-line fiber optic broadband network, and the number of its fixedline broadband access ports increased by 20.8% year-on-year, of which 83% is FTTX. The Company continued to increase its network load-carrying capability, and overall network capabilities were further enhanced. Moreover, the Company proactively conducted tests and trials in new evolving network technologies such as SDN and 1,000M fiber optic network so as to support the Company’s sustainable development in the future.

Outlook

In light of the macroeconomic transformation, the Chinese government is now paying unprecedented attention to the promotion of the information and telecommunications sectors, which has created new opportunities for the information and telecommunications industry. China Unicom will further consolidate and create differentiated service advantages, proactively adapt to market changes, firmly grasp opportunities, and accelerate subscriber migration, consumption upgrade as well as business innovation, so as to ensure the Company’s continuous and rapid development.

APPENDIX II	GENERAL INFORMATION

8.	INDEBTEDNESS STATEMENT

As at 30 September 2015, being the latest practicable date for the purpose of this statement of indebtedness, the Group had outstanding indebtedness as follows:

(i)	bank borrowings of RMB89,848 million, which are unsecured;

(ii)	bank borrowings of RMB87 million, which are guaranteed by third parties;

(iii)	corporate bonds issued by the Group of RMB2,000 million, which are secured by a corporate guarantee granted by Bank of China Limited;

(iv)	promissory notes issued by the Group of RMB29,450 million, which are unsecured;

(v)	commercial papers issued by the Group of RMB9,997 million, which are unsecured;

(vi)	convertible bonds issued by the Group of RMB11,730 million, which are guaranteed by the Company; and

(vii)	entrustment loans from ultimate holding company of RMB1,344 million, which are unsecured.

Save as disclosed above and apart from intra-group liabilities and normal trade payables, as at 30 September 2015, the Group did not have outstanding any debt securities issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, hire purchase commitments, mortgages, charges, contingent liabilities or guarantees.

9.	NO MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2014, the date to which the latest published audited consolidated accounts of the Group were made up.

10.	WORKING CAPITAL

The Directors are of the opinion that, in the absence of unforeseeable circumstances, after taking into account the Group’s business prospects, internal resources, available credit facilities and the Completion, the Group has sufficient working capital for its present requirements for at least the next 12 months from the date of this Circular.

11.	LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group (including CUCL and New Horizon) was engaged in any litigation of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any member of the Group (including CUCL and New Horizon).

APPENDIX II	GENERAL INFORMATION

12.	GENERAL

(a)	The company secretary of the Company is Ms. Chu Ka Yee (Fellow Member of The Association of Chartered Certified Accountants (FCCA), Associate Member of The Institute of Chartered Accountants in England and Wales (ACA), Associate Member of the Hong Kong Institute of Certified Public Accountants (CPA), Fellow Member of The Institute of Chartered Secretaries and Administrators (FCIS) and Fellow Member of The Hong Kong Institute of Chartered Secretaries (FCS)).

(b)	The registered office and head office of the Company is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

(c)	Hong Kong Registrars Limited, the share registrar of the Company, is at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

13.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Central, Hong Kong during normal business hours on any business day for a period of 14 days from the date of this Circular:

(a)	the articles of association of the Company;

(b)	the Transfer Agreement;

(c)	the letter from the Board;

(d)	the annual reports of the Company for the two financial years ended 31 December 2013 and 2014;

(e)	the material contracts referred to in paragraph 5 headed “Material Contracts” in this Appendix;

(f)	the written consent referred to in paragraph 6 headed “Expert and Consent” in this Appendix;

(g)	the Asset Appraisal Report (in Chinese); and

(h)	this Circular.